

Land Betterment Corporation fosters positive social and environmental impact by up-cycling former coal mining sites to create sustainable community development and job creation. In the impacted communities, we are witnessing a moment of change as our society transitions away from coal-based fuels. This change creates hope for our future generations, however through the transition, it presents challenges for those that depended on the employment opportunities these industries provided. We've created real solutions which allow these impacted communities to move rapidly away from thermal coal mining jobs while harnessing the immense energy and capabilities of the local population.

We have created a complete solution-based lifecycle program to restore and rehabilitate the environment and revitalize communities in need of change and opportunity. Land Betterment accomplishes this by identifying un-reclaimed, run-down and neglected coal mining sites, fixing the environment through reclamation and remediation, and then repurposing the land to support a sustainable business that serves the community and a large, displaced labor force over the long-term. Based on our internal research and estimates, there is over $1.0 billion worth of environmental reclamation and remediation that needs to be completed and hundreds of thousands of acres that can be repurposed for community good.

Land Betterment has access to over 10,000 acres of land throughout Indiana and Central Appalachia that it can lease at very favorable rates. Through its environmental solutions division, the company is constantly building its base of accessible lands where it can build out its sustainable businesses.

Our business is divided into pillars of services, revenue generation and responsibility, each rooted to our statement of action:

- **Environmental Solutions**: We are dedicated to repairing the mass of scars left on Mother Nature resulting from mining and industrial uses through our earth restoration model. Our solutions utilize our expertise in the area to restore the earth and work with the government to achieve a positive resolution in a fraction of the time and cost that the process is typically achieved. Through our community network, we complete environmental reclamation and remediation with far more care while also preserving the land to be utilized for a more holistic and environmentally responsible purpose.

- **Sustainable Community Development**: In order to help communities that have historically depended on coal mining and other industrial purposes, we must transition the economic environment to modern, sustainable industries. To achieve a such result, Land Betterment works with leaders and entrepreneurs in each of these communities to up-cycle old coal mining sites to new industries in the context of what the community wants and needs. The ultimate goal of Land Betterment is to use the previously impacted land to promote and create long-term, sustainable businesses that will continue to support communities and a displaced workforce eager to repurpose their skillsets, while providing long-term revenue generation for Land Betterment.

- **Governance: Decisions must be evaluated for the benefit of all stakeholders.** We are a pending B Corporation, as certified by the B-Lab. As such, we strive for a verifiable social and environmental performance, public transparency and legal accountability which balances profit and purpose.

Revenue Generation

Revenue for Land Betterment is generated from a combination of two silos: (1) Services Revenue: where the company receives a services fee to reclaim and remediate the distributed land, from either coal companies



themselves that have shut-in operations, reclamation surety companies, or by state or federal agencies that have been forced to assume these obligations themselves; and (2) Product Revenue: associated rents, royalties, product revenue, and revenue-sharing arrangements with the businesses that Land Betterment incubates and operates from the reclaimed land.

In fulfillment of its business model, Land Betterment is incubating and developing several business lines for product-based revenue that are successfully aligned with the company's goals:

ekō



ekō is a ecological development company building luxury housing communities at an affordable cost point. We bring innovative solutions to upcycle land for the community through energy efficient high-quality, sustainable homes built in a safe and reliable structure.
ekovillages.com

Betterment Recycled Mulch



We are upcycling a former coal mining site to process waste tires transforming them into recycled rubber mulch and metal recycling. The site provides jobs for former coal miners that can best utilized their talents to efficiently operate the facility.
bettermentmulch.com

Betterment Harvests



A sustainable farming company that is able to upcycle previously impacted land from prior coal mining and industrial activity. We provide the highest quality of agriculture while providing job opportunities to a region that is in need of sustainable employment.
bettermentharvests.com

Betterment Spirits (COAL Craft Spirits)



Our brand COAL Craft Spirits is a farm to bottle small batch craft spirits brand that is grown from the roots of organic craftsmanship with a focus on environmental stewardship, quality and perfectionism.
coalcraftspirits.com

Betterment Metal Recovery



A metal recovery and recycling company of prior coal mining and industrial sites to be upcycled for a new and useful purpose. It provides high-quality work to the local community through the process of deconstructing old mining infrastructure that litters the region.

bettermentmetal.com

Pollinate



A bee farm and processing facility established on a protected site upcycled from its prior life as a coal mining refuse disposal area. We will grow, harvest and process pollen, honey and wax for a variety of organic processes in addition to being an integral part in supporting our environmental remediation and agricultural divisions.

beespollinate.com

Our Team of Change Agents

We are founded by a group of experienced entrepreneurs that have navigated various industry, the financial markets and government relations. Over the last 17 years, the founding members have started numerous businesses including their last business successfully going public on the NASDAQ Capital Markets exchange. The team is dedicated to our mission



Mark Jensen
Executive Chairman



Kirk Taylor, CPA
President & CFO;
Director



Lisa Little
Director of Human Resources



Thomas Sauve
Chief Development Officer;
Director



Mark LaVerghetta
Chief Governance Officer
/ Corporate Finance



Kristie Slone
Environmental Solutions /
Water Management



Tarlis Thompson
Director of Operations



Kevin Stage
Controller



Jody Baldwin
Development Coordinator



Debbie Fouts
Director of Security Services



Joe Wright
Environmental Solutions /
Coal Craft Spirits



Winson Slone
Environment Solutions /
Reclamation